SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 33-32216) UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 54

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY

ACT OF 1940

Amendment No. 57

VANGUARD VARIABLE INSURANCE FUNDS

(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482

(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Heidi Stam, Esquire

P.O. Box 876

Valley Forge, PA 19482

It is proposed that this filing will become effective (check appropriate box)
[X] immediately upon filing pursuant to paragraph (b)
[ ] on (date) pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on (date) pursuant to paragraph (a)(1)
[ ] 75 days after filing pursuant to paragraph (a)(2)
[ ] on (date) pursuant to paragraph (a)(2) of rule 485
If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART C

VANGUARD VARIABLE INSURANCE FUNDS

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust,
filed on April 28, 2009, Post-Effective Amendment No. 48, is hereby incorporated by reference.
(b)	By-Laws, filed on October 7, 2010, Post-Effective Amendment No. 51 is hereby incorporated by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to
Exhibit (a) above.
(d)	Investment Advisory Contracts, for Granahan Investment Management, Inc., Barrow,
Hanley, Mewhinney & Strauss, LLC, PRIMECAP Management Company, and Wellington
Management Company, LLP (for the Balanced and High Yield Bond Portfolios), filed on
April 27, 2007, Post-Effective Amendment No. 45; for M&G Investment Management
Limited, filed on February 26, 2008, Post-Effective Amendment No. 46; for Wellington
Management Company, LLP (with respect to the Equity Income Portfolio), filed on April 28,
2009, Post-Effective Amendment No. 48; for William Blair & Company, L.L.C., filed on April
28, 2010, Post-Effective Amendment No. 50; for Wellington Management Company, LLP
and Delaware Management Company are hereby incorporated by reference; for Baillie
Gifford Overseas Ltd., Schroder Investment Management North America, Inc. (with sub-
advisory agreement for Schroder Investment Management North America Limited), filed herewith. The Vanguard Group, Inc., provides investment advisory services to the Fund pursuant to the Amended and Restated Funds’ Service Agreement, refer to Exhibit (h)
below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled
“Management of the Fund” in Part B of this Registration Statement.
(g)	Custodian Agreements for Brown Brothers Harriman & Co. and JP Morgan Chase Bank,
filed on February 25, 2010, Post-Effective Amendment No. 49, are hereby incorporated by reference. For the Bank of New York Mellon, filed on April 28, 2010, Post-Effective
Amendment No. 50, is hereby incorporated by reference. For JPMorgan Chase, filed on
October 7, 2010, Post-Effective Amendment No. 51 is hereby incorporated by reference. For
State Street Bank and Trust Company, filed on December 6, 2010, Post-Effective
Amendment No. 52 is hereby incorporated by reference.
(h)	Other Material Contracts, the Fifth Amended and Restated Funds’ Service Agreement,
filed on February 25, 2010, Post-Effective Amendment No. 49, is hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, filed on
April 29, 2011, Post-Effective Amendment No. 53, is hereby incorporated by reference.
(k)	Omitted Financial Statements, not applicable.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, filed on December 6, 2010, Post-Effective Amendment No. 52 is hereby incorporated by reference.
(o)	Reserved.
(p)	Codes of Ethics, for Granahan Investment Management, Inc., filed on February 23, 2006,
Post-Effective Amendment No. 43; for Baillie Gifford Overseas Ltd., Barrow, Hanley,
Mewhinney & Strauss, LLC, M&G Investment Management Limited, and William Blair &

Company L.L.C., filed on February 26, 2008, Post-Effective Amendment No. 46; for PRIMECAP Management Company, filed on April 28, 2009, Post-Effective Amendment No. 48; for The Vanguard Group, Inc., Schroder Investment Management North America, Inc. and Schroder Investment Management North America Limited, filed on February 25, 2010, Post-Effective Amendment No. 49, are incorporated by reference. For Wellington Management Company, LLP and Delaware Management Company, filed on December 6, 2010, Post-Effective Amendment No. 52 is hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Item 31. Business and Other Connections of Investment Adviser

Investment advisory services are provided to the Equity Income, Equity Index, Mid-Cap Index,

Money Market, REIT Index, Short-Term Investment-Grade, Small Company Growth, Total Bond Market Index, and Total Stock Market Index Portfolios by The Vanguard Group, Inc. (Vanguard). Vanguard is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the Advisors Act). The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

     Investment advisory services are provided to the Balanced, Equity Income, Growth Portfolio, and High Yield Bond Portfolios by Wellington Management Company, LLP (Wellington). Wellington is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and partners of Wellington, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Wellington pursuant to the Advisers Act (SEC File No. 801-15908).

     Investment advisory services are provided to the Capital Growth Portfolio by PRIMECAP Management Company (PRIMECAP). PRIMECAP is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PRIMECAP, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by PRIMECAP pursuant to the Advisers Act (SEC File No. 801-19765).

     Investment advisory services are provided to the Growth Portfolio by Delaware Management Company (d.b.a Delaware Investments), is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Delaware Investments, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference to Schedules B and D of Form ADV filed by Delaware Investments pursuant to the Advisers Act (SEC File No. 801-32108).

     Investment advisory services are provided to the Growth Portfolio by William Blair & Company, L.L.C. (William Blair & Company). William Blair & Company is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of William Blair & Company, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by William Blair & Company pursuant to the Advisers Act (SEC File No. 801-688).

     Investment advisory services are provided to the Small Company Growth Portfolio by Granahan Investment Management, Inc. (Granahan). Granahan is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Granahan, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Granahan pursuant to the Advisers Act (SEC File No. 801-23705).

     Investment advisory services are provided to the International Portfolio by Schroder Investment Management North America, Inc. (Schroder Inc.). Schroder Inc. is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Schroder Inc., together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Schroder Inc. pursuant to the Advisers Act (SEC File No. 801-15834).

     Investment advisory services are provided to the International Portfolio by Schroder Investment Management North America, Limited. (Schroder Limited). Schroder Limited is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Schroder Limited, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Schroder Limited pursuant to the Advisers Act (SEC File No. 801-37163).

     Investment advisory services are provided to the International Portfolio by Baillie Gifford Overseas Limited (Baillie Gifford). Baillie Gifford is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Baillie Gifford, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Baillie Gifford pursuant to the Advisers Act (SEC File No. 801-21051).

     Investment advisory services are provided to the International Portfolio by M&G Investment Management Limited (M&G). M&G is an investment advisor registered under the Advisers Act. This list required by this Item 31 of officers and directors of M&G, together with any information as to any business, profession, vocation, or employment of subs tanta il nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by M&G pursuant to the Advisers Act (SEC File No. 801-21981).

     Investment advisory services are provided to the Diversified Value Portfolio by Barrow, Hanley, Mewhinney & Strauss, LLC (Barrow, Hanley). Barrow, Hanley is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Barrow, Hanley, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Barrow, Hanley pursuant to the Advisers Act (SEC File No. 801-31237).

Item 32. Principal Underwriters

(a)	Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of 37 investment companies with more than 170 funds.
(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
R. Gregory Barton	Director and Senior Vice President	None
Mortimer J. Buckley	Director and Senior Vice President	None
F. William McNabb III	Chairman	Chairman and Chief Executive Officer
Michael S. Miller	Director and Managing Director	None
Glenn W. Reed	Director	None
George U. Sauter	Director and Senior Vice President	None
Heidi Stam	Director and Senior Vice President	Secretary
Richard D. Carpenter	Treasurer	None
David L. Cermak	Principal	None
Joseph Colaizzo	Financial and Operations Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Assistant Treasurer	None
Michael L. Kimmel	Secretary	None
Sean P. Hagerty	Principal	None
John C. Heywood	Principal	None
Steve Holman	Principal	None
Jack T. Wagner	Assistant Treasurer	None
Jennifer M. Halliday	Assistant Treasurer	None
Deborah McCracken	Assistant Secretary	None
Joseph F. Miele	Registered Municipal Securities Principal	None
Scott M. Bishop	Registered Municipal Securities Principal	None
Bradley J. Sacco	Registered Municipal Securities Principal	None
Jane K. Myer	Principal	None
Pauline C. Scalvino	Chief Compliance Officer	Chief Compliance Officer
Matthew Woldin	AIS Administrative Services Officer	None
Paul Atkins	Assistant Treasurer	None
Timothy P. Holmes	Principal	None
Colin M. Kelton	Principal	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31 (a) of the Investment Company Act and the rules promulgated thereunder will be maintained at the offices of Registrant; Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; and the Registrant’s Custodians, Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109-3661; Bank of New York Mellon, One Wall Street, New York, NY 10286; JP Morgan Chase Bank, 270 Park Avenue, New York, NY 10017-2070; and State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Fund” in Part B of this Registrant Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it meets all requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 3rd day of May, 2011.

VANGUARD VARIABLE INSURANCE FUNDS

BY:_________/s/ F. William McNabb III*____________

F. William McNabb III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ F. William McNabb III*	Chairman and Chief Executive	May 3, 2011
Officer
F. William McNabb III
/s/ Emerson U. Fullwood*	Trustee	May 3, 2011
Emerson U. Fullwood
/s/ Rajiv L. Gupta*	Trustee	May 3, 2011
Rajiv L. Gupta
/s/ Amy Gutmann*	Trustee	May 3, 2011
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	May 3, 2011
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	May 3, 2011
F. Joseph Loughrey
/s/ André F. Perold*	Trustee	May 3, 2011
André F. Perold
/s/ Alfred M. Rankin, Jr.*	Trustee	May 3, 2011
Alfred M. Rankin, Jr.
/s/ Peter F. Volanakis*	Trustee	May 3, 2011
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	May 3, 2011
Thomas J. Higgins

*By: /s/ Heidi Stam

Heidi Stam, pursuant to a Power of Attorney filed on April 26, 2010, see File Number 33-53683, Incorporated by Reference.

INDEX TO EXHIBITS

Investment Advisory Contracts, Baillie Gifford Overseas Ltd	Ex-99.D
Investment Advisory Contracts, Schroder Investment Management North America	Ex-99.D